[redacted]

05039308

ITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

BB 3/18

OMB APPROVAL	
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AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2005 WASH, D.C. 202

SEC FILE NUMBER
~~8-021602~~

8-39079

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marco Consulting Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 W. Washington Blvd., 9th Floor
(No. and Street)

Chicago (City) IL (State) 60661 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Legacy Professionals LLP
(Name – *if individual, state last, first, middle name*)

30 N. LaSalle St., Suite 4200 (Address) Chicago (City) IL (State) 60602 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3-23-2005

3/01

OATH OR AFFIRMATION

I, Thomas A. Mitchell, Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marco Consulting Group, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Vice Chairman

Title

Notary Public

Official Seal
Mary Gremmler
Notary Public State of Illinois
My Commission Expires 04/14/07

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARCO CONSULTING GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

MARCO CONSULTING GROUP, INC.

FINANCIAL STATEMENTS WITH SUPPLEMENTARY INFORMATION

DECEMBER 31, 2004 AND 2003

CONTENTS

LEGACY
PROFESSIONALS LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Auditors

To the Board of Directors of
Marco Consulting Group, Inc.

We have audited the accompanying balance sheets of Marco Consulting Group, Inc. as of December 31, 2004 and 2003 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marco Consulting Group, Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Legacy Professionals LLP

January 31, 2005

30 North LaSalle Street | Suite 4200 | Chicago, IL 60602 | 312.368.0500 | 312.368.0746 Fax | www.legacycpas.com

MARCO CONSULTING GROUP, INC.

BALANCE SHEETS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
CASH ON HAND AND IN BANKS	$ 928,637	$ 704,925
ACCOUNTS RECEIVABLE	536,200	661,143
PREPAID EXPENSES	63,891	51,209
NOTE RECEIVABLE	2,252,000	3,119,000
Total assets	$ 3,780,728	$ 4,536,277
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Customer deposits	$ 63,455	$ -
Accrued state income taxes	12,000	10,000
Deferred state income taxes	34,000	47,000
Due to Marco Investment Services	100,000	200,000
Total liabilities	209,455	257,000
STOCKHOLDERS' EQUITY		
Common stock, no par value, 10,000 shares authorized	1,184	1,190
Additional paid-in capital	242,012	246,246
Retained earnings	3,328,077	4,031,841
Total stockholders' equity	3,571,273	4,279,277
Total liabilities and stockholders' equity	$ 3,780,728	$ 4,536,277

See accompanying notes to financial statements.

Marco Consulting Group, Inc.

Statements of Operations

Years Ended December 31, 2004 and 2003

	2004	2003
Revenue		
Fee income	$ 10,157,938	$ 10,323,025
Operating expenses		
Bad debts expense	27,497	-
Compliance and registration	17,956	7,888
Employee benefits	79,597	59,876
Insurance expense	133,297	109,550
Management fees	8,053,062	8,074,429
Miscellaneous expense	1,438	-
Payroll taxes	100,534	116,395
Retirement benefits	144,333	131,283
Salaries	1,561,800	2,179,920
Total	10,119,514	10,679,341
Operating income (loss)	38,424	(356,316)
Other income (expense)		
Conference fees	202,039	297,851
Interest income	184,596	319,019
Travel reimbursements	84,210	48,983
Total other income	470,845	665,853
Income before income tax and note revaluation	509,269	309,537
Income tax expense (benefit)		
Current portion	9,702	13,308
Deferred portion	(13,000)	(3,000)
Income tax expense (benefit) - net	(3,298)	10,308
Income before note revaluation	512,567	299,229
Note revaluation adjustment	(690,000)	(84,000)
Net income (loss)	$ (177,433)	$ 215,229

See accompanying notes to financial statements.

MARCO CONSULTING GROUP, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2004 AND 2003

	Capital Stock		Additional Paid-In	Retained
	Shares	Amount	Capital	Earnings
BALANCE AT DECEMBER 31, 2002	5,070	$ 1,053	$ 104,382	$ 4,407,778
Add				
Stock issued to employees	750	160	181,085	-
Net income	-	-	-	215,229
Less				
Stock reacquired from former employees	(114)	(23)	(39,221)	-
Dividend distributions	-	-	-	(591,166)
BALANCE AT DECEMBER 31, 2003	5,706	1,190	246,246	4,031,841
Add				
Net income (loss)	-	-	-	(177,433)
Less				
Stock reacquired from former employees	(20)	(6)	(4,234)	-
Dividend distributions	-	-	-	(526,331)
BALANCE AT DECEMBER 31, 2004	5,686	$ 1,184	$ 242,012	$ 3,328,077

See accompanying notes to financial statements.

MARCO CONSULTING GROUP, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Continuing operations		
Net income (loss)	$ (177,433)	$ 215,229
Adjustments to reconcile net income (loss) to net cash provided by (used in) continuing operations		
Stock compensation expense	-	181,245
Note revaluation adjustment	690,000	84,000
Net (increase) decrease in		
Accounts receivable	124,943	43,057
Prepaid expenses	(12,682)	(8,090)
Net increase (decrease) in		
Customer deposits	63,455	-
Accrued expenses	-	(5,000)
Accrued income taxes	2,000	1,400
Deferred income taxes	(13,000)	(3,000)
Due to Marco Investment Services	(100,000)	200,000
Net cash provided by operating activities	577,283	708,841
CASH FLOWS FROM INVESTING ACTIVITIES		
Principal received on note receivable	177,000	135,000
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividend distributions	(526,331)	(591,166)
Payments to reacquire stock	(4,240)	(39,244)
Net cash (used in) financing activities	(530,571)	(630,410)
NET INCREASE IN CASH AND CASH EQUIVALENTS	223,712	213,431
CASH AND CASH EQUIVALENTS		
Beginning of year	704,925	491,494
End of year	$ 928,637	$ 704,925
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for state income taxes and estimated payments	$ 7,702	$ 12,629
SUPPLEMENTAL DISCLOSURES OF NONCASH FINANCING ACTIVITIES		
Issuance of capital stock as compensation	$ -	$ 181,245

See accompanying notes to financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Registration - Marco Consulting Group, Inc. complies with the regulatory requirements of United States Securities Law. The firm is registered as a broker-dealer and a registered investment advisor with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc.

Revenue Recognition - Fee income is recognized when billed unless collection is not reasonably assured.

Cash and Cash Equivalents - For purposes of reporting cash flows, the Company considers all cash accounts which are not subject to withdrawal restrictions or penalties to be cash or cash equivalents.

Accounts Receivable - Management believes all accounts receivable are current and collectible. Therefore, a provision for uncollectible accounts has not been included. Any accounts deemed to be uncollectible are charged to operations when the determination is made.

Income Taxes - Effective January 1, 1989, the Company with the consent of its shareholders, elected under the Internal Revenue Code to be taxed as an S corporation. Accordingly, the Company is not ordinarily subject to federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual income taxes on their ratable share of the Company's taxable income. The Company continues to be subject to state taxes.

State income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes result from using different accounting methods for financial reporting from those used for income tax reporting. The Company recognized the profit from the installment sale of discontinued operations for financial reporting. For income tax reporting, the installment sale profit was deferred. The deferred tax liability represents the future tax return consequences of the difference, which will be taxable when the installment note receivable is paid.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Workforce - The majority of employees are covered under a collective bargaining agreement which expires in 2007.

NOTE 2. NATURE OF THE BUSINESS

Marco Consulting Group, Inc. is primarily engaged in providing investment evaluation and consulting services to the boards of trustees of various multiemployer employee benefit plans. The Company is registered with regulatory bodies to function as an introducing broker and to clear all transactions for customers on a fully disclosed basis with clearing brokers. The Company does not hold funds for or owe funds to customers and does not carry accounts for customers.

NOTE 3. RETIREMENT PLANS

The Company contributes to three qualified retirement plans as part of an affiliated group with a related organization. Consequently, the Company pays its proportionate share of the total contribution.

A qualified savings and retirement plan covers all full-time employees. Under the terms of the plan, employees may elect to contribute pretax earnings up to the maximum allowable amount. The Company matches the first 3% of earnings deferred up to a maximum contribution of $750 per employee. The matching contribution to the plan was $42,299 and $45,126 for the years ended December 31, 2004 and 2003, respectively. The Company's allocated portion was $6,750 and $6,375 respectively. Additional discretionary contributions are allowed under the plan. No discretionary contributions were made in 2004 or 2003.

Under the terms of a collective bargaining agreement, the Company contributes to a multiemployer defined benefit pension plan for its union employees. The total contributions to the plan were $71,581 and $73,893 for the years ended December 31, 2004 and 2003, respectively. The Company's allocated portion was $3,423 and $4,150 respectively.

A qualified pension plan covers those eligible employees not participating in the multiemployer pension plan. Under the terms of the plan, the Company's contribution is discretionary up to the maximum allowable deduction. Contributions are allocated to eligible employees by class pursuant to a formula considered nondiscriminatory. The total contribution to the plan was $224,000 and $193,517 for the years ended December 31, 2004 and 2003, respectively. The Company's allocated portion of the expense was $134,160 and $120,759 for December 31, 2004 and 2003, respectively.

NOTE 4. COMPLIANCE WITH SEC RULE 17A-5(D)

A statement of changes in liabilities subordinated to claims of general creditors is not presented because no such liabilities exist.

Information relating to possession or control requirements and a computation for determination of reserve requirements are not presented because the Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities and as such, operates under a claim of exemption from Rule 15c3-3.

The Company has no subsidiaries, nor is it a subsidiary of any other corporation.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital as defined, shall not exceed 15 to 1. The required net capital is the greater of 6-2/3% of liabilities, which computes to $13,964 and $17,134 respectively, at December 31, 2004 and 2003, or $5,000 at both December 31, 2004 and 2003. At December 31, 2004 and 2003, the Company had net capital of $718,982 and $447,725 which was $705,018 and $430,591 respectively, in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .29 to 1 and .57 to 1 at December 31, 2004 and 2003, respectively.

NOTE 6. CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of checking and money market accounts. The Company places temporary cash investments with a financial institution deemed to be creditworthy. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash. The balance in excess of federally insured limits at December 31, 2004 is approximately $828,000.

NOTE 7. RELATED ORGANIZATION

The Company is related to Marco Investment Services, Inc., an Illinois S corporation, through common ownership. The activities of this organization are not included in the accompanying financial statements.

NOTE 7. RELATED ORGANIZATION (CONTINUED)

Beginning January 1, 1996, the Company entered into an agreement with Marco Investment Services, Inc. for investment consultant and advisor services, and management services to assist the Company in servicing its clients. During the years ended December 31, 2004 and 2003, $8,053,062 and $8,074,429 respectively, was incurred under this agreement. At December 31, 2004, the Company owed Marco Investment Services, Inc. $100,000 under the agreement.

NOTE 8. CONTINGENCIES AND COMMITMENTS

The Company has agreements with certain officers which provide that upon their death or disability, the Company will continue to pay for five years, 50% of the total of their average compensation and proportionate profits for the three prior years. The Company maintains insurance that would be used to offset some of the obligation.

The Company also has an obligation to purchase Company stock from shareholder-employees in the event of death, disability, retirement or any other severance of employment. The purchase price is to be based on net book value excluding the note receivable on the sale of recapture of brokerage commission business. Payments received on the note will be specifically accounted for over the term of the note.

NOTE 9. SALE OF RECAPTURE OF BROKERAGE COMMISSION BUSINESS

On July 3, 2001, Marco Consulting Group, Inc. entered into a purchase and sale agreement with JaK Direct (JaK) in which the Company sold its list of clients with respect to its recapture of brokerage commission business and the goodwill associated with it. In return, the Company obtained a $5,000,000 promissory note which is secured by the client list. The promissory note is noninterest bearing and calls for quarterly payments which are computed based on a percentage of net recaptured commissions after all expenses have been paid by JaK.

At December 31, the Company estimates the timing and amount of payments to be received from JaK in order to value the note receivable. As of December 31, 2004, it is estimated that the note will be repaid in quarterly payments through 2017. The note is shown on the balance sheet at the present value of the estimated cash flows. The discount on the payments is computed using a risk adjusted rate. The change in estimated present value of the note resulted in $690,000 and $84,000 of expense being recognized in 2004 and 2003, respectively.

SUPPLEMENTARY INFORMATION

LEGACY
PROFESSIONALS LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT AUDITORS ON SUPPLEMENTARY INFORMATION REQUIRED BY SEC RULE 17A-5

To the Board of Directors of
Marco Consulting Group, Inc.

We have audited the accompanying financial statements of Marco Consulting Group, Inc. as of and for the year ended December 31, 2004 and have issued our report thereon dated January 31, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information that appears on pages 11 through 14 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but it is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Legacy Professionals LLP

January 31, 2005

30 North LaSalle Street | Suite 4200 | Chicago, IL 60602 | 312.368.0500 | 312.368.0746 Fax | www.legacycpas.com

Marco Consulting Group, Inc.

Schedule of Net Capital Computation

December 31, 2004

Net capital		
Total stockholders' equity		$ 3,571,273
Deductions for nonallowable assets		
Accounts receivables	$ 536,200	
Other nonallowable assets	2,316,091	2,852,291
Net capital		$ 718,982
Aggregate indebtedness		$ 209,455
Ratio: Aggregate indebtedness to net capital		.29 to 1
Reconciliation with Company's computation		
The difference between the above net capital computation and the Company's computation included in Part II of Form X-17a-5 as of December 31, 2004 is as follows		
Net capital as reported in Company's Part II FOCUS report		$ 803,582
Audit adjustment for liabilities		(84,600)
Net capital per above		$ 718,982

MARCO CONSULTING GROUP, INC.

STATEMENT OF EXEMPTION UNDER SEC RULE 15C3-3

DECEMBER 31, 2004

Marco Consulting Group, Inc. operates under a claim of exemption from the reserve requirement as provided in SEC Rule 15c3-3(k)(2)(ii). The Company does not hold funds for or owe funds to customers, does not carry accounts for customers and does not perform custodial functions for clients.

LEGACY
PROFESSIONALS LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors of
Marco Consulting Group, Inc.

In planning and performing our audit of the financial statements of Marco Consulting Group, Inc. for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Marco Consulting Group, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemption provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures stated in the preceding paragraph.

30 North LaSalle Street | Suite 4200 | Chicago, IL 60602 | 312.368.0500 | 312.368.0746 Fax | www.legacycpas.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Legacy Professionals LLP

January 31, 2005